EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,	Years ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings:
Income (loss) before income taxes	$(10,387,861)	$(9,709,569)	$(3,496,945)	$(8,435,417)	$(8,747,968)	$4,293,775
Add:
Total fixed charges	279,128	417,557	369,838	420,959	406,529	581,618
Amortization of capitalized interest	16,470	21,630	17,920	17,920	8,960	—
Subtract:
Interest capitalized	—	—	(20,238)	—	(47,463)	(131,738)

Total earnings (loss)	$(10,092,263)	$(9,270,382)	$(3,129,425)	$(7,996,538)	$(8,379,942)	$4,743,655

Fixed Charges:
Interest	$171,663	$316,313	$316,185	$361,188	$345,767	$520,002
Interest component of rental expense (1)	107,465	101,244	53,653	59,771	60,762	61,616
Depreciation and amortization related to indebtedness	—	—	—	—	—	—

Total Fixed Charges	$279,128	$417,557	$369,838	$420,959	$406,529	$581,618

Ratio of Earnings to Fixed Charges(2)	—	—	—	—	—	8.2

Deficiency in Earnings to Cover Fixed Charges	$10,371,391	$9,687,939	$3,499,263	$8,417,497	$8,786,471	$—

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.
(1)

Earnings for the nine months ended September 30, 2012 and for the years ended December 31, 2011, 2010, 2009, and 2008 were inadequate to cover fixed charges and, accordingly, no ratio of earnings to fixed charges is disclosed for those periods.